                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                                 SRS LABS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78464M106                       13G                  Page 2 of 8 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rayfa (BVI) Limited
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (See Instructions)                                                 (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
          NUMBER OF            5    SOLE VOTING POWER

           SHARES                   709,760
                               -------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER

          OWNED BY                  0
                               ------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER

          REPORTING                 709,760
                               ------------------------------------------------
           PERSON              8    SHARED DISPOSITIVE POWER

            WITH                    0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      709,760
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.0% (based on 11,890,691 shares of SRS Labs, Inc.'s common stock outstanding as of December 31, 1999.)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------
 * See Instructions before filling out.

CUSIP No. 78464M106                       13G                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Choi Yat Ming
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (See Instructions)                                                 (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Hong Kong
--------------------------------------------------------------------------------
          NUMBER OF            5    SOLE VOTING POWER

           SHARES                   784,760
                               -------------------------------------------------
        BENEFICIALLY           6    SHARED VOTING POWER

          OWNED BY                  0
                               ------------------------------------------------
            EACH               7    SOLE DISPOSITIVE POWER

          REPORTING                 784,760
                               ------------------------------------------------
           PERSON              8    SHARED DISPOSITIVE POWER

            WITH                    0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      784,760
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.6% (based on 11,890,691 shares of SRS Labs, Inc.'s common stock outstanding as of December 21, 1999, and treating as outstanding 75,000 shares issuable to Mr. Choi upon exercise of stock options that vest on or before March 1, 2000).
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------
* See Instructions before filling out.

CUSIP No. 78464M106                   13G                            Page 4 of 8



SCHEDULE 13G

Item 1(a).        Name of Issuer.

                  SRS Labs, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2909 Daimler Street, Santa Ana, California, 92705.

Item 2(a).        Name of Persons Filing:

                  Rayfa (BVI) Limited and Choi Yat Ming.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The address of the principal office of Rayfa (BVI) Limited is Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

                  The address of the principal office of Choi Yat Ming is c/o Valence Technology Inc., Unit 413, 4th Floor, Hong Kong Industrial Technology Centre, 72 Tat Chee Avenue, Kowloon Tong, Hong Kong.

Item 2(c).        Citizenship:

                  Rayfa (BVI) Limited is a British Virgin Islands corporation. Choi Yat Ming is a citizen of Hong Kong.

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  78464M 10 6

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.78o);

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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CUSIP No. 78464M106                   13G                            Page 5 of 8



                  (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ]  Group, in accordance with section
                           240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to section 240.13d-1(c), check this box [X].

Item 4.           Ownership.

                  (a) Amount Beneficially Owned:

                      Rayfa (BVI) Limited                               709,760
                      Choi Yat Ming                                     784,760

                  (b) Percent of Class:

                      Rayfa (BVI) Limited                                   6.0%
                      Choi Yat Ming                                         6.6%

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote:

                            Rayfa (BVI) Limited                         709,760
                            Choi Yat Ming                               784,760

                      (ii)  Shared power to vote or to direct the vote:

                            Rayfa (BVI) Limited                               0
                            Choi Yat Ming                                     0

                      (iii) Sole power to dispose or to direct the disposition
                            of:

                            Rayfa (BVI) Limited                         709,760
                            Choi Yat Ming                               784,760

                      (iv) Shared power to dispose or to direct the disposition of:

                            Rayfa (BVI) Limited                               0
                            Choi Yat Ming                                     0

                  Choi Yat Ming is the sole shareholder and director of Rayfa
                  (BVI) Limited. In such capacities, Mr. Choi is able to direct the vote and dispose of the shares of the Issuer's common stock which are reported herein.

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CUSIP No. 78464M106                   13G                            Page 6 of 8



Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Choi Yat Ming is the sole shareholder and director of Rayfa
                  (BVI) Limited. In such capacities, Mr. Choi is able to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock which are reported herein.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                  Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                  This filing is made on behalf of Rayfa (BVI) Limited and Choi Yat Ming as members of a group.

Item 9.           Notice of Dissolution of Group.

                  Inapplicable.

Item 10.          Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 78464M106                   13G                            Page 7 of 8



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 11, 2000


                                            RAYFA (BVI) LIMITED


                                            By:      /s/ CHOI YAT MING
                                                --------------------------------
                                            Name:    Choi Yat Ming
                                            Title:   Director

                                                     /s/ CHOI YAT MING
                                            ------------------------------------
                                            Choi Yat Ming

CUSIP No. 78464M106                   13G                            Page 8 of 8



                                   EXHIBIT "A"

                                    AGREEMENT

         THIS AGREEMENT is dated as of February 11, 2000 between Rayfa (BVI) Limited and Choi Yat Ming.

         WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

         NOW THEREFORE, the parties hereto agree as follows:

         1. The Amendment No. 2 to Schedule 13G with respect to SRS Labs, Inc. to which this Agreement is attached as Exhibit "A" (the "Schedule 13G") is filed on behalf of each of the parties hereto.

         2. Each of the parties hereto is eligible to use the Schedule 13G.

         3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the
Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                            RAYFA (BVI) LIMITED


                                            By:      /s/ CHOI YAT MING
                                                --------------------------------
                                            Name:    Choi Yat Ming
                                            Title:   Director

                                                    /s/ CHOI YAT MING
                                            ------------------------------------
                                            Choi Yat Ming